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10032709

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-65401

*KH 2/16

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/09 AND ENDING 10/31/10
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets Arbitrage S.A

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 29 2010
DIVISION OF MARKET REGULATION

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2010
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Market Arbitrage S.A.
New York, New York

We have audited the accompanying statement of financial condition of RBC Capital Markets Arbitrage S.A. (the "Company") as of October 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage S.A. at October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 23, 2010

RBC CAPITAL MARKETS ARBITRAGE S.A.
(An Indirect, Wholly-Owned Subsidiary of the Royal Bank of Canada)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2010
(In thousands, except share and per share information)

ASSETS

Cash	$ 11
Securities owned — at fair value (includes securities pledged of $3,706,134)	8,038,506
Receivable from affiliates	77
Other assets	16,449
TOTAL ASSETS	$ 8,055,043

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Bank loans	$ 3,673,151
Securities sold, but not yet purchased — at fair value	755,670
Payable to affiliates — net	405,861
Accounts payable and accrued liabilities	35,536
Total liabilities	4,870,218
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	1,350,000
STOCKHOLDERS' EQUITY:	
Common stock, $1,000 par value — 150,000 shares authorized, issued and outstanding	150,000
Retained earnings	1,684,825
Total stockholders' equity	1,834,825
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,055,043

See accompanying notes to the statement of financial condition.

1. ORGANIZATION

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001 as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirectly, wholly-owned subsidiary of the Royal Bank of Canada (the "Bank"), a foreign corporation.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company clears its transactions through an affiliate, RBC Capital Markets Corporation ("RBC CM Corp." or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account, in securities and commodities (including but not limited to futures contracts and options thereon). The Company does not conduct any customer business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the financial statement are reasonable. Actual results could differ from these estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Dividend income and dividend expense are recorded, net on an ex-date basis.

Securities owned and Securities sold, but not yet purchased, are valued at fair value, with both realized and unrealized gains and losses included in Trading gains — net of losses, on the Statement of Income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition in Payable to affiliates — net.

Commissions and execution fees are recorded on a trade-date basis as securities transactions occur.

Interest income is recorded on an accrual basis.

Depreciation is provided on a straight-line basis using estimated useful lives of one to three years.

The Company evaluated subsequent events up to the date the financial statements were issued, which was December 23, 2010.

Recent Accounting Pronouncements —

Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value. In August 2009, the FASB issued amended accounting principles to ASC 820-10 as Accounting Standards Update ("ASU") No. 2009-05, "*Fair Value Measurements and Disclosures — Measuring Liabilities at Fair Value.*" These amended principles provide guidance in measuring liabilities when a quoted price in an active market for an identical liability is not available and clarifies that a reporting entity should not make an adjustment to fair value for a restriction that prevents the transfer of the liability. These amended principles are effective for financial statements issued for the first reporting period beginning after issuance of the ASU. Because the Company's current fair value measurement policies are consistent with the ASU, adoption did not affect the Company's financial statements.

Future accounting changes —

The Company is currently assessing the impact of adopting the new accounting standards described below on its financial statements.

Improving Disclosures about Fair Value Measurements. In January 2010, the FASB issued ASU 2010-06, *Fair Value Measurements and Disclosures* which amends ASC 820 to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 financial instruments. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This guidance became effective for the Company on November 1, 2010.

3. RELATED PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC CM Corp. Under the agency agreement, RBC CM Corp acts as computation agent, accounting resource, risk manager, executive, operational and legal representative for the Company. Commissions, execution fees, management fees (which includes certain compensation costs) incurred by the Company were paid to RBC CM Corp

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and Securities sold, but not yet purchased, at October 31, 2010 consisted principally of trading securities and derivative contracts, at fair value, as follows:

	Owned	Sold, But Not Yet Purchased
U.S. Government and agency obligations	1,569,798	$ 128,772
Corporate obligations	626,445	180,127
Equities, listed futures, options and OTC Derivatives	5,842,263	446,771
	$ 8,038,506	$ 755,670

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC CM Corp. The fair value of the securities owned by the Company that have been pledged to counterparties, where those parties have the right to sell or repledge was $3,598,280. The Clearing Broker pledged $107,854 of the Company's securities as collateral under its stock lending and repurchase agreement activity, which can be sold or repledged by the secured party.

5. BANK LOANS

On October 31, 2010, the Company maintained a $15,000,000 secured line of credit (the "Secured Credit Facility") with the Bank. Under this agreement, this loan is callable at the discretion of the Bank and the Company does not pay interest. Had interest been charged at market interest rates, the net income of the Company would have been different. The outstanding loan at October 31, 2010 was $3,581,902 collateralized with firm-owned securities of $3,598,280.The Company maintained an overdraft account with an affiliate to finance inventory denominated in Eurodollars and British Pounds, at October 31, 2010 the overdraft was $91,249 on which the Company pays overnight Libor.

6. TAXATION

Income Taxes — The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax and net worth tax.

Withholding Taxes — The Company is a foreign US registered broker and dealer that trades exclusively for its own account. As such the Company does not have a US income tax liability; it is, however, subject to a withholding tax on certain of its dividend and interest income.

The company has evaluated whether any unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes are necessary and determined that no such contingency exists as of year-end. The measurement of unrecognized tax benefits will be re-evaluated when new information is available, if applicable, or when an event occurs that requires change.

7. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space in Luxembourg. The new lease commitment was for three years from February 2008 until February 2011. Thereafter the lease renews quarterly until notice of cancellation is given.

8. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000 Subordinated Loan Agreement, renewable on February 13, 2012, with an affiliate, Royal Bank Holding Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $500,000 Subordinated Loan Agreement, renewable on February 13, 2012, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 166 basis points (1.9 % at October 31, 2010).

The Company has a $750,000 Subordinated Loan Agreement, renewable on February 13, 2013, with an affiliate, RBC Capital Markets Arbitrage LLC, a US single member limited liability company. Under this agreement, the Company must pay interest equal to the one month floating LIBOR plus 155 basis points (1.8 % at October 31, 2010).

A11 liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain the greater of 2% of aggregate debit balances minimum net capital, as defined, equal to $250. At October 31, 2010, the Company had net capital of $2,615, which was $2,614 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker ("PAIB") are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and RBC CM Corp., RBC CM Corp. is required to perform a computation for PAIB assets similar to the customer reserve computation.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Securities owned and Securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities and valuation pricing models.

Similarly, the company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, are not materially affected by changes in interest rates.

The book value of $1,250,000 of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2010. The book value of $100,000 of liabilities subordinated to claims of general creditors is non-interest bearings and the fair value is $99,974. The outstanding bank loan representing the secured credit facility, which settles overnight, with the bank $3,581,902, approximates market value. The fair value is based on estimates using present value techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated futures cash flows and discount rates.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system which determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of Securities sold, but not yet purchased, may exceed the amounts recognized in the Statement of Financial Condition.

ASC 815 *Derivatives and Hedging*, as amended requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account. Net trading gains includes the results from trading of the following instruments: equities, fixed income, exchange traded options and futures contracts on equities and equity indexes; and OTC equity derivative contracts with affiliates and third parties.

12. FAIR VALUE MEASUREMENT – DEFINITION AND HIERARCHY

Under this ASC 820, *Fair Value Measurements and Disclosures*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on observability of inputs as follows:

- **Level 1** – Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail significant degree of judgment.

- **Level 2** – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- **Level 3** – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair values include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities Owned and Securities Sold, Not Yet Purchased

U.S. Government and agency obligations

- U.S. Treasury Securities - U.S. treasury securities are valued using quoted market prices. Accordingly, U.S. treasury securities are generally categorized in Level 2 of the fair value hierarchy.

- Mortgage Securities (Agency) – Valuations are based on both proprietary and industry recognized models, and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, rates of delinquency, and default and loss expectations. Mortgage securities are generally categorized in the Level 2 of the fair value hierarchy.

Corporate obligations

- Corporate Obligations - The fair value of corporate bonds is estimated using executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy.

- Mortgage Securities (Non Agency) – Valuations are based on both proprietary and industry recognized models, and discounted cash flow techniques. The most significant

inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, rates of delinquency, and default and loss expectations. Mortgage securities are generally categorized in the Level 3 of the fair value hierarchy.

Equities, listed futures, options and OTC Derivatives

- Exchange-Traded Equity Securities - Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded they are categorized in Level 1 of the fair value hierarchy.

- Listed Derivatives Contracts - Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are generally categorized in Level 1 of the hierarchy.

- OTC Derivative Contracts – OTC derivatives contracts include swap and OTC derivative contracts. Depending on the product and terms of the transaction, the fair value of the OTC derivative products can be either observed or modeled using a series of techniques. The majority of the OTC derivative products are categorized within Level 2 of the fair value hierarchy.

The following table presents the financial instruments measured at fair value on a recurring basis as at October 31, 2010 categorized by the valuation hierarchy set out in ASC 820:

	Fair value measurements using			
	Level 1	Level 2	Level 3	Assets/Liabilities at fair value
Securities owned				
U.S. Government and agency obligations	-	1,569,798	-	1,569,798
Corporate obligations	-	395,590	230,855	626,445
Equities, listed futures, options and OTC De	5,804,499	37,764	-	5,842,263
	$ 5,804,499	$ 2,003,152	$ 230,855	$ 8,038,506
Securities sold, but not yet purchased				
U.S. Government and agency obligations	-	128,772	-	128,772
Corporate obligations	-	180,127	-	180,127
Equities, listed futures, options and OTC De	422,074	24,697	-	446,771
	$ 422,074	$ 333,596	$ -	$ 755,670

******



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

December 23, 2010

RBC Capital Markets Arbitrage S.A.
One Liberty Plaza
New York, New York 10006

In planning and performing our audit of the financial statements of RBC Capital Markets Arbitrage S.A. (the "Company") as of and for the year ended October 31, 2010 (on which we issued our report dated December 23, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP